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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)


                             Granite Financial, Inc.
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                    38740H107
                                 (CUSIP Number)

                                 Orin S. Kramer
                              Kramer Spellman, L.P.
                          2050 Center Avenue, Suite 300
                           Fort Lee, New Jersey 07024
                                 (201) 592-1234
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 18, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]





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SCHEDULE 13D

CUSIP No. 38740H107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kramer Spellman, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                   a[ ]
                                                                    b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

                          7.      SOLE VOTING POWER

                                        None

                          8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                           306,100
 OWNED BY
REPORTING                 9.      SOLE DISPOSITIVE POWER
  PERSON                                None
   WITH
                          10.     SHARED DISPOSITIVE POWER
                                        306,100

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  306,100

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                             [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.98%

14.     TYPE OF REPORTING PERSON*
        PN




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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Orin S. Kramer

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                   a[ ]
                                                                    b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                          7.      SOLE VOTING POWER

                                        None

                          8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                           306,100
 OWNED BY
REPORTING                 9.      SOLE DISPOSITIVE POWER
  PERSON                                None
   WITH
                          10.     SHARED DISPOSITIVE POWER
                                        306,100

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  306,100

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.98%

14.     TYPE OF REPORTING PERSON*
        PN




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     This statement amends and supplements the information set forth in the
Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission (the "Commission") on November 7, 1996, as amended by Amendment No. 1 filed with the Commission on December 3, 1996, Amendment No. 2 filed with the Commission on December 12, 1996, Amendment No. 3 filed with the Commission on December 18, 1996, Amendment No. 4 filed with the Commission on January 7, 1997, Amendment No. 5 filed with the Commission on February 11, 1997, Amendment No. 6 filed with the Commission on March 18, 1997, Amendment No. 7 filed with the Commission on July 25, 1997, Amendment No. 8 filed with the Commission on February 10, 1998, and constitutes Amendment No. 9. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 1.  Security and Issuer

     This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Granite Financial, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 16100 Table Mountain Parkway, Suite A, Golden, Colorado 80403.

 Item 2. Identity and Background

     The first two paragraphs of Item 2 are revised and amended in their entirety as set forth below:



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     The Statement is being filed by (1) Kramer Spellman, L.P., a Delaware limited partnership ("KS"), and (2) Orin S. Kramer, a United States citizen, in his capacity as general partner of KS ("Mr. Kramer"). KS and Mr. Kramer are sometimes collectively referred to herein as the "Reporting Persons."

     KS serves as a general partner to investment partnerships and as a discretionary investment manager to managed accounts. The principal offices of KS are located at 2050 Center Avenue, Suite 300, Fort Lee, New Jersey 07024, which is also the business address of Mr. Kramer.

Item 5.  Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is revised and amended in its entirety as set forth below:

     (a)-(b) On the date of this Statement:

     (i) Mr. Kramer has beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 306,100 shares of Common Stock by virtue of his position as general partner of KS. Such shares represent 4.98% of the issued and outstanding Common Stock. Mr. Kramer shares voting power and dispositive power over the Common Stock with KS.

     (ii) KS has Beneficial Ownership of 306,100 shares of Common Stock by virtue of its position as general partner of, or discretionary investment manager to, the Partnerships and the Managed Accounts, as the case may be, holding such shares of


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Common Stock. Such shares represent 4.98% of the issued and outstanding Common
Stock. KS shares voting power and dispositive power over such shares with Mr. Kramer.

     The percentages used herein are calculated based upon the 6,152,000 shares of Common Stock stated to be issued and outstanding as of February 12, 1998, as reflected in the Company's Form 10-QSB for the three months ended December 31, 1997.

     (c) The trading dates, number of shares purchased or sold and the average price per share (including commissions, if any) for all transactions by the Reporting Persons since the filing of the last amendment to the Schedule 13D are set forth in Schedule I hereto. All such transactions were over-the-counter.

     (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds upon the sale of shares of Common Stock, except that the respective shareholders, partners or owners as relevant, of the Partnerships and the Managed Accounts have the right to participate in the receipt of dividends from or proceeds upon the sale of shares of Common Stock held for their respective accounts.

     (e) Effective February 20, 1998, both KS and Mr. Kramer each ceased to be a Beneficial Owner of more than 5% of the outstanding shares of Common Stock.




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 Item 7. Material to be Filed as Exhibits

     Joint Filing Agreement, dated December 12, 1996 (filed as Exhibit A to Amendment No. 2 and incorporated herein by reference).



















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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 24, 1998

                                             KRAMER SPELLMAN, L.P.

                                             By: /s/ Orin S. Kramer
                                               Name: Orin S. Kramer
                                              Title: General Partner



                                             /s/ Orin S. Kramer
                                                 Orin S. Kramer

















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                                                               Schedule I
                                                               ----------


Date                  Shares Sold                    Price Per Share
----                  -----------                    ---------------

02/10/98                   15,000                        $19.523
02/17/98                   25,000                         19.689
02/18/98                   40,000                         19.689
02/20/98                   37,000                         19.756